Exhibit 4.10

ASSET PURCHASE AGREEMENT

        THIS ASSET PURCHASE AGREEMENT is dated as of the 29th day of January, 2008 by and among, Dimex Systems (1988) Ltd., an Israeli company No. 51-128854-0, having its address at 3 Tvuot Ha’aretz Street, Tel Aviv 69546, Israel (Hereinafter “DS”), and Dimex Hagalil Ltd., an Israeli company No. 51-388460-1, having its address at 3 Tvuot Ha’aretz Street, Tel Aviv 69546, , Israel (hereinafter: “DHG”), (DS and DHG, each a Seller and shall be referred herein together as the “Sellers”) and B.O.S Better Online Solutions Ltd., an Israeli company No. 52-004256-5, having its address at 20 Freiman Street Rishon Lezion POB 198 75101, Israel, (the “Buyer”).

        WHEREAS, DS, an Israeli private company incorporated in 1988, is, together with its subsidiary DHG, a leading Israeli integrator of data collections solutions based on RFID and Barcode technology, and as such is providing in the Israeli market full solution that includes peripheral equipment, software application, integration and support (the “Business”); and

        WHEREAS, the Buyer desires to purchase, as of January 1, 2008 (hereinafter: the “Cut-Off Date”), from Sellers, for the Buyer or on behalf and for its subsidiary BOScom Ltd. an Israeli company No. 51-223643-1, (hereinafter: “BOScom”) and for its subsidiary Dimex Hagalil Projects (2008) Ltd, an Israeli Company No. 51-408384-9 (“DHP”), all of Sellers’ activity, assets and rights, tangible and intangible, relating to, or used in connection with, the Business, and certain obligations in connection with the Business, as more fully detailed in Section 1 below, all on the terms and conditions, and for the consideration, set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, the Buyer and the Sellers agree as follows:

        1. PURCHASE AND SALE.

    1.1.        Acquired Assets. Subject to the terms and conditions set forth in this Agreement, as of the Cut-Off Date (subject to the occurrence of the Closing referred to in Section 4 hereof), the Sellers shall sell, assign or procure the assignment, transfer and deliver to the Buyer or to its order, and the Buyer, for itself or for or on behalf and for BOScom and DHP shall purchase, acquire and take assignment and delivery of, all of the assets and rights of the Sellers relating to, or used in connection with, the Business, together with those related obligations specifically detailed herein (all of which assets, rights and certain obligations are hereinafter referred to collectively as the “Acquired Assets”), including, without limitation, the following assets, rights and obligations:

     (a)        Any and all fixtures, machinery, installations, equipment (including, without limitation, all production equipment), hardware, software, furniture, tools, spare parts, supplies, materials, product lines, fixed assets, and other personal property relating to, or used in connection with, the Sellers’ Business and/or the Sellers’ conduct of the Business, as described on Schedule 1.1(a), and those certain related obligations thereto specified and detailed in said Schedule and all related rights thereto (the “Equipment”);

     (b)        All of Sellers’ rights under the purchase orders, service and support agreements and any other or additional contracts and agreements described on Schedule 1.1(b) hereto (which each Seller represents to constitute all of the purchase orders, service and support agreements of the Sellers related to the Business and their Business activity), and those certain related obligations under the contracts and agreements in Schedule 1.1(b), all of which are in force and effect as of the Cut-Off Date, and all rights and obligations under all other agreements, of the Sellers entered into in the ordinary course of business following the Cut-Off Date but prior to the Closing, consistent with the Sellers’ obligations under Section 8 hereof (the purchase orders, service and support agreements, and other contracts and agreements shall be referred to in this Agreement collectively as the “Assumed Contracts”).

As to the open purchase orders specified and identified as such on Schedule 1.1(b) it has been agreed as follows:

—	All Sellers’ rights and obligations under open customers’ purchase orders for product, services or software which have not been supplied to customers shall be transferred in full to Buyer together with any deposit or advanced payments received by Sellers, in accordance with the provisions of Sections 3.7 and 3.8 below;

—	All Sellers’ rights and obligations under open purchase orders from Sellers’suppliers for products or software which have not been supplied yet to Seller shall be transferred in full to Buyer which shall be obligated to pay for such purchase order upon receipt of the products so ordered, in accordance with the provisions of Sections 3.7 and 3.8 below. Any deposit or advanced payment made by Sellers on account of such orders shall be paid to Sellers by Buyer in accordance with Sections 3.7 and 3.8 below;

It is being emphasized that notwithstanding anything to the contrary, Buyer does not purchase any obligation not specifically detailed in this Agreement, including any of Sellers’ obligations under any of the Assumed Contracts, that was due before the Cut-Off Date and does not and will not assume or receive any obligation or liability resulting from any breach by Sellers, or any of them, of any of the Assumed Contracts, or from any omission under any of the Assumed Contracts, that occurred or accrued prior to the Cut-Off Date (hereinafter: “Non-assumed Liabilities”);

    (c)        All of Sellers’ standard warranty obligations with respect to any products sold by Sellers, as fully described in Schedule 1.1(c) hereto attached (“Warranty Obligation(s)”), provided however that for those Warranty Obligations for which Sellers do not have a back-to-back obligation from the respective seller, manufacturer or distributor of such product, Buyer shall provide the Warranty Obligation at the expense of Seller, that will reimburse Buyer for the cost of the product replaced and any out-of-pocket expenses born by Buyer in connection therewith, which reimbursement shall be made in accordance with the provisions of Section 3.8 below;

    (f)        All of the Sellers’ trademarks, trade names (including the “Dimex” trade name), logos, trade secrets, domain names and sites, copyrights, designs, patents (all whether registered or not) and applications with respect to the foregoing, all to the extent such exist, production records, any records pertaining to know how, softwares, technical information, manufacturing know-how, trade secrets, inventions, product processes and techniques, research and development information, copyrightable works, mask works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists, Sellers’ goodwill associated with the Business, and all other Sellers’ intangible assets of any kind, all to the extent that they relate to, enable and/or secure and/or facilitate the performance of, or are used in connection with, the Business, including, without limitation, those described on Schedule 1.1(f) hereto (the “Intangibles”);

(g) All of DS’s shares, rights and interests in Dimex Logic Systems Ltd. (DLS) and under the Agreement with Galuly the details of which are specified in Schedule 1.1(g);

(h) All of Sellers’ Inventory (as described in Section 1.2 hereinafter, and all Seller’s Accounts Receivables (as described in Section 1.3 hereinafter).

    1.2.        Acquired Inventory. Subject to the terms and conditions set forth in this Agreement, at the Closing referred to in Section 4 hereof, Sellers undertake to sell and assign to the Buyer, and the Buyer undertakes to purchase and acquire, the Inventory (as defined below) of the Sellers relating to, or used in connection with the Business as existed at the Cut-off Date. Inventory shall mean the Sellers’ inventory specified (together with its book value) in Schedule 1.2 hereto, and subject to adjustments under Section 3.7 herein.

The Inventory shall not include any inventory designated on Schedule 1.2 as obsolete, although transferred to Buyer, provided that a part of the proceeds from a sale of such designated obsolete inventory during the 18-month period beginning on the Closing Date, shall be delivered to DS, all in accordance with the provisions of Section 3.8 below.

A part of the proceeds received by Sellers from a sale of any item of the Inventory after the Cut-Off Date is the property of Buyer and shall be transferred to Buyer, all in accordance with the provisions of Section 3.8 below, except for such proceeds of obsolete inventory which belong to Sellers.

    1.3.        Accounts Receivables. Subject to the terms and conditions set forth in this Agreement, at the Closing referred to in Section 4 hereof) Sellers shall sell and assign to the Buyer, and the Buyer shall purchase and acquire, the Accounts Receivables (as defined below) of the Sellers relating to, or payable in connection with the Business, as existed on the Cut-Off Date. Accounts Receivables shall mean the Sellers’ accounts receivables as of the Cut-Off Date as specified in Schedule 1.3 hereto, subject to adjustments under Section 3.7 herein.

Accounts Receivables shall not include any debt designated on Schedule 1.3 as “bad debt”, provided that any payment on account of such bad debt received by Buyer during the 18-month period beginning on the Closing Date, shall be delivered to DS in accordance with the provisions of Section 3.8 below.

Any payment of any Account Receivable received by Sellers from any customer after the Cut-Off Date, that is not on account of a bad debt, is the property of Buyer and shall be transferred to Buyer in accordance with the provisions of Section 3.8 below.

    1.4        ASSIGNMENT OF CONTRACTS. Without derogating from Section 4.2.1(i) below, and subject to the foregoing, it is the intention of the parties that the Sellers shall assign (or procure the assignment of) the Assumed Contracts to the Buyer and the Buyer shall accept such assignment and assume all of the rights and obligations of the Sellers under the Assumed Contracts (except for the Non-assumed Liabilities) and all of Sellers’obligations in connection with the Warranty Obligations as set forth in Sections 1.1 (b) & (c) above.

     (a)        Notwithstanding the foregoing, upon the occurrence of the Closing (i) whether or not the Seller has assigned (or procured the assignment of) each of the Assumed Contracts to the Buyer, the provisions of all the Assumed Contracts and all of Seller’s Warranty Obligations (with the exception of the Non-assumed Liabilities and the non-assumed Sellers’ Warranty obligations (to be paid to Buyer) as detailed in Sections 1.1(b) & (c) above); shall apply to the Buyer, as if the Buyer was party to the Assumed Contracts. The parties shall cooperate to determine which of the aforementioned contracts and obligations should be formally assigned to Buyer, and the parties shall cooperate to receive such assignments to the extent possible, provided that the provisions hereof shall not be altered as a result of any non-receipt of a any such formal assignment, or in the event a party to such contracts shall decide not to continue its relationship with Buyer.

     (b)        Without derogating from the generality of the foregoing, the Buyer will put in place the necessary support and infrastructure to enable it to fulfill its assumed obligations under the Assumed Contracts and Warranty Obligations, including with respect to warranties, service and support;

     (c)        With respect to each of the Assumed Contracts, and until such time as the assignment thereof is effected (or procured), the parties shall fully cooperate with the each other in all matters relating to the transfer of the Assumed Contracts and Warranty Obligations to Buyer (as well as any contracts relating to the Business which are not designated to be assumed by the Buyer, if so agreed by the parties). Without derogating from the aforesaid, for a period of 18 month from the Closing Date, Sellers shall take any action reasonably requested by the Buyer in connection with the exercise or enforcement of rights in connection with the Assumed Contracts, provided Buyer is aware of the fact that as of the Cut-Off date all of Sellers’ relevant personnel are working – until hired by Buyer, as Sellers’ employees mainly under the advance notice period, for Buyer and thereafter as Buyer employees, thereby limiting Sellers’ ability to actively provide any such assistance requiring the utilization of such personnel. The Buyer will reimburse the Sellers for any reasonably incurred costs approved in advance by the Buyer in this regard, and shall make available to Sellers the necessary workforce required to provide such assistance if applicable. Following such 18 month period such obligation of Sellers to assist Buyer shall lapse.

     (d)       The Buyer shall indemnify the Sellers against every liability which the Sellers may incur to any other person whatsoever and against all claims, damages, costs and expenses made against or incurred by the Sellers by reason of any breach by the Buyer of any of the Assumed Contracts and/or any of the assumed Warranty Obligations after the Cut-Off Date, except to the extent that such breach results from Sellers’ non-compliance with a provision set forth herein.

     (e)        In the event that the Sellers receives any payment under the Assumed Contracts where such payments relate to deliveries or services provided following Cut-Off Date or that otherwise belongs to Buyer under the provisions of this Agreement, the Sellers shall transfer such funds to the Buyer in accordance with the provisions of Section 3.8 below. The same provision shall apply, mutatis mutandis, to any payment received by Buyer that belongs to Seller pursuant to the provisions hereof.

     (f)        In case the assignment of any Assumed Contract shall require the replacement of the Sellers’ guarantees with a new guarantee issued by Buyer, as specified in Schedule 1.1(b), the parties shall cooperate in accordance with the provisions of said Schedule, provided however that Buyer shall indemnify Seller for any realization of a guarantee issued by Seller as a result of any act or omission by Buyer.

        2. EXCLUDED ASSETS AND NO ASSUMPTION OF OBLIGATIONS

    2.1.        Excluded Assets. Notwithstanding the foregoing, the Sellers shall not sell and the Buyer shall not purchase, pursuant to this Agreement, and the term “Acquired Assets” shall not include, the following assets (the “Excluded Assets”):

(a)	the consideration received by the Sellers pursuant to this Agreement and the rights of the Sellers under this Agreement.

(b)	Sellers’ rights, obligations and undertakings with respect to Sellers’ employees.

(c)	Sellers’ rights and obligations whatsoever which are not related to the Business;

(d)	Sellers’ debts, warranties, guaranties or obligations to any financial institution or government authority including their banks, the customs, insurance companies etc., excluding those Business related guarantees specified in Schedule 1.1(b) hereto as being assumed by Buyer;

(e)	Sellers’ debts, warranties, guaranties or obligations to third parties or for any third party, other than those assumed in connection with the provisions of Section 1.1(c) to this Agreement;

(f)	Any warranty obligation of Sellers for which Sellers do not have a back-to-back obligation from the respective seller, manufacturer or distributor of such product, provided however that Buyer shall handle such warranty at Sellers’ expense in accordance with the provision of Section 1.1(c).

    2.2.        Excluded Liabilities Except for the liabilities and obligations assumed by Buyer pursuant to the provisions of this Agreement, the Buyer shall not assume, and shall not be deemed to have assumed; (i) any liability or obligation of any of the Sellers or any liabilities for acts or omissions of Sellers prior to the Cut-Off Date, (ii) any liabilities or obligations of Sellers for Indebtedness or under guaranties, (ii) any liabilities or obligations of Sellers for Taxes including, without limitations, any tax liability of Sellers which may be accrued or levied as a result of the transactions contemplated hereunder (whether in conjunction with the Merger between Dimex Systems (1988) Ltd. and Intermec (Dimex Group) Ltd. or not), (iii) any liabilities or obligations relating to any of the Sellers’ employees, including any liability of Sellers to those of Sellers’ employees hired by the Buyer .after the termination of the employment of said Sellers’ employees with the Sellers; and (iv) Non-assumed Liabilities.

        3. PURCHASE PRICE.

    3.1        In consideration for the sale, assignment, transfer and delivery of all of the Acquired Assets, at the Closing referred to in Section 4 hereof, the Buyer will pay to Sellers an aggregate amount of NIS 44,380,000 (the “Purchase Price”) out of which NIS 17587,000 shall be paid for the Sellers’ goodwill and other intangible assets detailed in Schedule 3.1 herein (the “Intangible PP”) and NIS 26,793,000, subject to adjustments, shall be paid for Sellers’Inventory, Accounts receivables, fixed assets and other tangible assets detailed in Schedule 3.1 herein (the “Tangible PP”). Other than an amount of NIS 3,829,000 out of the Intangible PP which shall be paid, on the Closing, by issuing of 500,224 newly issued, fully paid, Ordinary Shares of Buyer, nominal value NIS 4.00 each, (which amount was determined by dividing the sum of NIS 3,829,000 by the average of the closing price of the shares of Buyer on the NASDAQ, over the period commencing on December 1, 2007 and ending 3 days prior to the date hereof), all in accordance with the terms and conditions specified hereinafter (the “Consideration Shares”), the balance of the Purchase Price shall be paid in cash (the “Cash Payment”) by 5 installments as follows:

(i)	an amount of NIS 15,500,000 will be made on the Closing Date (the “1st Installment”);

(ii)	an amount of NIS 15,000,000 will be made 6 month after the Closing Date (the “2nd Installment”) ;

(iii)	an amount of NIS 3,500,000 will be made 12 month after the Closing Date (the “3rd Installment”);

(iv)	an amount of NIS 3,500,000 will be made 18 month after the Closing Date (the “4th Installment”); and

(v)	an amount of NIS 3,051,000 will be made 24 month after the Closing Date (the “5th Installment”);

    3.2        The Purchase Price will be allocated between the Sellers, and paid to each of them respectively in accordance with DS’s instructions specified in Schedule 3.1B.

The 2nd, 3rd, 4th & 5th Installments shall be subject only to the following adjustments and deductions (“Allowed Deductions”): (i) Buyer’s set-off right under Section 12.4 hereinafter; (ii) the adjustments provided under Section 3.7 below; (iii) Buyer’s right to deduct withholding tax in accordance with the provisions of Section 3.5 below and (iv) Buyer’s obligations or duty to withhold such payments pursuant to a judicial order of a competent court. Other than such specifically allowed deductions and adjustments, no deduction, adjustment, right of retention and/or set-off of any kind shall be made from the consideration due to Sellers hereunder.

Notwithstanding and without derogating from any right or remedy available to Sellers hereunder or pursuant to applicable law, upon an “Event of Default” (as defined below), without notice by Sellers to, or demand by Sellers of, Buyer, all of the Purchase Price which has not been yet paid to Seller (other than any un-paid amount as a result of an Allowed Deduction in accordance with this agreement) shall automatically become immediately due and payable by Buyer to Sellers.

An “Event of Default” shall mean: (i) Buyer shall fail to pay any payment on account of the Purchase Price (including any applicable VAT) in accordance with the provisions of this Agreement, and such failure continues for thirty (30) days or more following receipt by Buyer of notice of same from Sellers; and (ii) Buyer shall commence any insolvency or bankruptcy proceeding with respect to itself; an involuntary insolvency or bankruptcy proceeding shall be filed against Buyer, or a custodian, receiver, trustee, assignee for the benefit of creditors, or other similar official, shall be appointed to take possession, custody or control of all, or substantially all, of the assets of Buyer, and such proceedings, petition or appointment is acquiesced to by Buyer or is not dismissed within forty five (45) days, or Buyer shall take any corporate action for the purpose of effecting, approving, or consenting to any of the foregoing. For the removal of doubt it is hereby clarified that non-payment of any Allowed Deductions in accordance with the terms hereof, shall not be considered or deemed as an Event of Default.

        Without derogating from the forgoing, or from any right or remedy available to a party hereunder or pursuant to applicable law, any payment hereunder not paid when due shall bear interest at the rate of Prime + 2% per annum.

    3.3        The Consideration Shares. At the Closing referred to in Section 4 hereof, the Buyer will issue to Sellers a share certificate/s – in accordance with Sellers’instructions specified in Schedule 3.3 herein – representing theConsideration Shares free and clear from any claims, liens, charges, pledges, security interests, encumbrances and any third party rights.

        The Consideration Shares shall not be registered for resale under the applicable U.S. laws and regulations and therefore may not be sold, transferred, assigned, offered for sale, pledged, hypothecated or otherwise disposed of for at least 6 months from the date of issuance. Thereafter, such shares may be sold in compliance with Rule 144 or pursuant to another applicable exemption under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Buyer represents, warrants and covenants that it has filed, and will continue to file, on a timely basis, at least for the first 12 months following the date of issuance of the Consideration Shares all reports required to be filed by the Buyer with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent required for the sale of the Consideration Shares under Rule 144. Buyer has no obligation whatsoever to register the Consideration Shares under the Securities Act or other applicable securities laws or regulations. Notwithstanding the above and subject to any applicable law, Seller will be entitled to transfer the Consideration Shares or any part thereof to any of Seller’s currently existing shareholders provided that such transfer is permitted under any applicable law and that each transferee of said Consideration Shares shall be subject to abovementioned restrictions and shall confirm in writing that he undertakes to comply with such restrictions for as long as such restrictions shall be valid.

    3.4        The Cash Payment and the issuance of the Consideration Shares to the Sellers shall be the sole consideration, monetary or otherwise, to be paid by the Buyer and/or to which the Sellers may be entitled in connection with the transactions contemplated in this Agreement.

    3.5        Any tax liability, payment or demand sustained or incurred by the Sellers as a result of or in connection with the payment of the Purchase Price in accordance with this Agreement shall be the sole responsibility of the Sellers. Without derogating from the above and from the Sellers’ sole responsibility and liability for any tax payment or demand, the Buyer shall deduct, from each payment, and withhold any tax to be deducted under any applicable Israeli law and regulation and the Buyer shall pay said withheld amount in accordance with all applicable Israeli laws, unless, with respect to the taxes to be withheld, Sellers shall prior to the time of such payment provide Buyer with an approval from the Israeli Tax Authorities to act otherwise.

The Purchase Price shall bear VAT at the prevailing rates, which will be born and paid by Buyer to Sellers. Such VAT, for the entire amount of the Purchase Price, shall be paid to Sellers on the 13th day of the calendar month following the Closing against receipt of a valid VAT invoice, unless prior to the Closing, Buyer shall provide Sellers with an approval from the Israeli VAT Authorities to act otherwise.

    3.6        Upon the consummation of the Closing, the Sellers shall have, as of the Cut-Off Date, no rights, of any nature, relating to or in connection with the Business and/or the Buyer, other than their holdings of the Consideration Shares and the rights attached to the Consideration Shares, as set out in the Buyer corporate documents, and those other rights as set forth herein.

        Without derogating from the generality of the above, Sellers undertake that following the consummation of the Closing and pursuant to the request of Buyer the Sellers, DH and Dimex Ltd shall not use in their name, or in any other name, form or business the name “Dimex”, and any of such entities that the word “Dimex” is currently part of its name shall change its name at Buyer’s first request and will issue a written confirmation to the Buyer in which it waives its/their right with respect to the name Dimex and transfer all its rights to such name to the Buyer. Buyer acknowledges that Sellers informed Buyer that currently Sellers has no capability to enforce this paragraph on Dimex Visual Systems (1996) Ltd. Seller in coordination with Buyer and at its request shall attempt to receive Dimex Visual System’s consent to the aforesaid, provided however that bona fide failure shall not be considered as breach of this Agreement.

        Notwithstanding the above, Sellers shall be granted at the Closing, free of any charge, license to continue use the name “Dimex” for the exclusive purpose of fulfilling its obligation under this Agreement and/or assisting the Buyer, in each case as per Buyer’s request and approval in advance. Such license shall lapse upon written notice of Buyer, following which Sellers shall promptly take any action required to change their corporate name as aforesaid.

    3.7        The parties agree that the Purchase Price is subject to those specific adjustments detailed in Schedule 3.7 hereto attached. The parties shall determine the adjustments required within 45 days following the Closing, or within any such other period agreed upon by the parties. Following determination of the adjustment amount, the payments on account of the Purchase Price shall be adjusted in accordance with the principles specified in Schedule 3.7 herein.

    3.8        Within 30 days following the Closing the parties shall determine the amounts owed to each of them in connection with the operation of the Business between the Cut-Off Date and the Closing Date in accordance with the terms of this Agreement and in light of the understanding that any revenues, expenditures, receivables and payables in connection with the operation of Business during such intermediate period shall belong to Buyer. For the avoidance of doubt, Buyer shall invoice Sellers for liabilities accrued with respect to the Hired Personnel starting from the Recruiting Date (each term, as defined below) and until the Closing Date, and Sellers shall pay such invoice within 48 hours from the time such payments were actually made by Buyer. Such charges so invoiced shall be deemed part of the aforementioned expenditures.

        Payment of the respective amounts shall be made no later than 45 days following the Closing. Thereafter, in case a Party (the “Receiving Party”) shall receive a payment which upon receipt it is clear, to the Receiving Party, that under the terms of this Agreement said payment belongs to the other party, the Receiving Party shall transfer such amount to the other Party within 14 days. Once a month and not later than the 5th day of each calendar month the parties shall determine the amounts owed to each of them in accordance with the provisions of this agreement, and any unpaid balance shall be paid to the relevant Party within 7 days from such monthly determination. For the purpose of the monthly determination and for a period of 18 months from the Closing Date, each Party shall provide the other Party with a report, no later than the 5th day of each calendar month, detailing the amounts received and owed in connection with this Agreement.

        4. CLOSING.

    4.1.        Time and Place. The closing of the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of Amit, Pollak, Matalon & Co., NITZBA Tower, 19th Floor, 17 Yitzhak Sadeh Street, Tel Aviv, 67775, Israel, at 11:00 a.m. local time on February 28th, 2008 or on such other date and time mutually acceptable to all Parties (the “Closing Date”).

    4.2        Delivery of Documents at Closing. At the Closing, the following Documents shall be delivered, and no document shall be deemed to have been delivered until all such required documents have been delivered:

4.2.1 The Sellers shall deliver, or procure the delivery, to the Buyer of the following documents:

a.	A true and correct copy of resolutions of Sellers’ Board of Directors, approving this Agreement and the Transactions contemplated hereby;

b.	A certificate, duly executed by an executive officer of each Seller, dated as of the date of the Closing, confirming that the representations and warranties made in Section 5 were true and correct in all material respects when made and are true and correct in all material respects on and as of the Cut Off Date and Closing Date, as though made on these Dates, and that each Seller has performed in all material respects all obligations required under this Agreement to be performed by it on or before the Closing;

c.	Signed opinion of Shibolet & Co., Advocates, counsel to the Seller in the form to be attached hereto as Exhibits 4.2.1(c), dated as of the date of the Closing and addressed to the Buyer.

d.	A duly executed confidentiality and non-compete agreement between the Buyer, each Seller, Gabi Jacobs, Dimex Ltd. and Dimex Holdings (1998) Ltd., to be attached hereto as Exhibit 4.2.1(d).

e.	The consent of Bank Hapoalim, and the First International Bank to the sale of the Acquired Assets contemplated hereunder and to release their charges from the Acquired Assets and the consent of the State of Israel (The Investment Center) to the sale of the Acquired Assets by DHG; such lien discharges shall be in a form reasonably acceptable to the Buyer and its counsel;

f.	A certificate duly executed by each employee of the Sellers, which Buyer intends to hire as its employee, confirming, among other issues that she/he has no claims whatsoever regarding his/her work with Seller and the receipt of all salary, payment in lieu of advance notice, severance and social payments and benefits up to the date of termination of such employees’ employment with Seller substantially in the form to be attached as Exhibit 4.2.1(f).

g.	Such certificates of title or other instruments of assignment and transfer with respect to the Acquired Assets as the Buyer may reasonably request and as may be necessary to vest in the Buyer good and marketable title to all and ownership on all of the Acquired Assets, in each case not subject to any Encumbrance (as defined in Section 5.9).

h.	Those third party consents and assignments detailed in Exhibit 4.2.1(h), in a form to be agreed by the parties.

i.	Notices from the Sellers, Dimex Holdings (1998) Ltd, an Israeli company No. 51-268566-0 (“DH”), and Dimex Ltd. to the Registrar of Companies informing the registrar about their respective resolutions to change their respective names to different names which do not include the word Dimex in a form to be agreed between the parties.

j.	Confirmations from the Tax Authorities specifying the withholding tax rate, or the exemption from same, applicable to each Seller with respect to the Purchase Price to be paid by the Buyer under this Agreement, a copy of which attached as Exhibit 4.2.1(j);

k.	Invoice for VAT purposes on the entire Purchase Price including for the Consideration Shares, unless waived pursuant to the provisions of Section 3.5.

l.	The Sellers’ Audited Financial Statements for the fiscal year 2006 and reviewed financial statements for the 9 month period ending as of September 30, 2007, in both cases, in NIS, in English, in accordance with Israeli GAAP with notes including a note of reconciliation to US GAAP.

4.2.2 The Buyer shall deliver, or procure the delivery, to the Seller of the following documents:

a.	A true and correct copy of resolutions of Buyer’s Board of Directors, approving this Agreement, the Transactions contemplated hereby and the issuance of the Consideration Shares pursuant to this Agreement;

b.	Buyer shall pay Sellers the 1st Installment by way of a banker’s check or as evidenced by a copy of a wire transfer in the amount of NIS 15,500,000. Wire transfers shall be made to the bank accounts details of which shall be provided by Sellers in writing prior to the Closing.

c.	Buyer shall issue the Consideration Shares to DS and shall provide Sellers with a share certificate (or a copy of same as received by Buyer from its Transfer Agent) in DS’ name representing the Consideration Shares issued to DS, and a copy of the Shareholder Register of Buyer, dully signed by an executive officer of the Buyer, recording the Consideration Shares issued to DS hereunder.

d.	Signed opinion of Amit Pollak Matalon & Co., Advocates, counsel to the Buyer in the form to be attached hereto as Exhibits 4.2.2(d), dated as of the date of the Closing and addressed to the Sellers.

e.	A certificate, duly executed by an executive officer of the Buyer, dated as of the date of the Closing, confirming that the representations and warranties of Buyer made in Section 6 were true and correct in all material respects when made and are true and correct in all material respects on and as of the Cut Off Date and Closing Date, as though made on these Dates, and that the Buyer has performed in all material respects all obligations required under this Agreement to be performed by it on or before the Closing.

    4.3.        Transactions as of Cut Off Date. At Closing, by delivery of all documents specified in Section 4.2 hereinabove, the sale, transfer and delivery to the Buyer of title to all and ownership on all of the Acquired Assets, in each case not subject to any Encumbrance (as defined in Section 5.9), shall be deemed to take place as of the Cut-Off Date.

        5. REPRESENTATIONS AND WARRANTIES OF THE SELLER. Acknowledging that the Buyer is relying on the representations and warranties set forth in this Section 5, each Seller hereby represents and warrants to the Buyer as follows:

    5.1.        Organization of Seller; Authority. Each of the Sellers is a corporation duly organized and validly existing under the laws of Israel, and has all requisite power and authority to own and hold its part of the Acquired Assets owned or held by it, to carry on the Business as such business is now conducted, and to execute and deliver this Agreement and the other documents, instruments and agreements contemplated hereby or thereby (collectively, the “Transaction Documents”) to which it is a party and to carry out all actions required of it pursuant to the terms of the Transaction Documents.

     5.2.        Corporate Approval; Binding Effect. Prior to the Closing Date, each Seller will obtain all necessary authorizations and approvals from its Board of Directors and its Shareholders required for the execution and delivery of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby. On the Closing Date each of the Transaction Documents will be duly executed and delivered by each relevant Seller.

     5.3.        Non-Contravention. The execution and delivery by each Seller of the Transaction Documents to which it is a party and the consummation by each Seller of the transactions contemplated hereby and thereby will not (a) violate or conflict with any provision of the Memorandum and Articles of Association of the relevant Seller, each as amended to date; or, to the Seller’s knowledge, except as set forth in Schedule 5.3 hereto (b) constitute a violation of, or be in conflict with, or constitute or create a default under, or, unless otherwise stipulated in Schedule 5.3, result in the creation or imposition of, any Encumbrance upon any of the Acquired Assets pursuant to (i) any agreement or instrument to which the Seller is a party or by which the Sellers or any of its/their properties (including any of the Acquired Assets) is bound or to which the Seller or any of such properties (including any of the Acquired Assets) is subject, or (ii) any statute, judgment, decree, order, regulation, ruling or rule of any court or governmental or regulatory authority, except with respect to (a) and (b) above, such violation which would not have a material adverse effect on the Seller or on the transactions contemplated herein.

    5.4.        Governmental Consents. Except as set forth on Schedule 5.4, no consent, approval or authorization of, or registration, qualification or filing with, any governmental agency or authority is required for the execution and delivery by each Seller of the Transaction Documents to which it is a party or for the consummation by each Seller of the transactions contemplated hereby or thereby. Each Seller has and maintains, the permits listed on Schedule 5.4 hereto which include, all material licenses, permits and other material authorizations from all governmental authorities as to the best knowledge of the Sellers, are necessary for the conduct of the Business and/or in connection with the ownership or use of the Acquired Assets.

    5.5.        Financial Statements. The Sellers have delivered the following financial statements (the “Financial Statements”) to the Buyer, and they are attached as Schedule 5.5 hereto. The Financial Statements sets forth a true, correct and complete copy of the audited financial statement of the Sellers and for the fiscal year ended December 31, 2006 and of reviewed financial statements as of September 30, 2007 (collectively, the “Seller Financial Statements”). The Seller Financial Statements have been prepared in conformity with the Israeli generally accepted accounting principles (“GAAP”), applied on a consistent basis throughout the periods indicated therein. The Seller Financial Statements are consistent in all material respects with the books and records of the Seller and fairly present the financial position of the Seller as of the dates thereof and the results of operations and cash flows of the Seller for the periods shown therein, all as required under GAAP, subject, in the case of the unaudited financial statements only, to normal and recurring year end adjustments. No information has come to the attention of each Seller since such respective dates that would indicate that such financial statements are not true and correct in all material respects as of the dates thereof.

    5.6.        Absence of Certain Changes. Except as set forth on Schedule 5.6, since October 1st, 2007, the Sellers have carried on their business only in the ordinary course, and there has not been (a) any material adverse change in the assets, liabilities, sales, income or business of each Seller or in its relationships with suppliers, customers or lessors, other than changes which were both in the ordinary course of business and have not been, either in any case or in the aggregate, adverse; (b) any acquisition or disposition by the Seller of any asset or property other than sales of inventory in the ordinary course of business; (c) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting, either in any case or in the aggregate, the Business or any of the Acquired Assets; (d) any mortgage, pledge (fixed or floating), lien, lease, security interest or other charge or encumbrance on any of the Acquired Assets; (e) any write-off of any right related to, or, in connection with the Business (f) any entry by the Seller into any material transaction in connection with the Business (except as set on Schedule 5.6), (g) any discharge or satisfaction of any lien or encumbrance related to or in connection with the Business or the Acquired Assets, except in the ordinary course of business.

    5.7.        Litigation, Etc. Except as set forth on Schedule 5.7 hereto, no action, suit, proceeding or investigation is pending or, to its knowledge, threatened, relating to, connected with, or affecting any of the Acquired Assets or the Business, or which questions the validity of the Transaction Documents or challenges any of the transactions contemplated hereby or thereby, nor, to the best knowledge of the Seller, is there any basis for any such action, suit, proceeding or investigation.

    5.8.        Conformity to Law. Except as set forth on Schedule 5.8, to the best of their knowledge, the Seller has complied with, and is in compliance with all laws, statutes, governmental regulations applicable to the Business or the Acquired Assets and all judicial or administrative tribunal orders, judgments, writs, injunctions, decrees or similar commands applicable to the Seller and which pertain to the Business or any of the Acquired Assets (including any labor, environmental, occupational health, zoning or other law, regulation or ordinance) and Seller has not received any notice whereby any party or government agency claims Seller is not in compliance with any of the above except as would not have a material adverse effect on the Sellers, the Buyer, the Acquired Assets or on the transactions contemplated hereby. Except as set forth in Schedule 5.8 hereto, the Seller has not committed, been charged with, or, to their knowledge, been under investigation with respect to, nor does there exist, any violation of any provision of any applicable law or administrative regulation in respect of the Business or any of the Acquired Assets, except as would not have a material adverse effect on the Sellers, the Buyer, the Acquired Assets or on the transactions contemplated hereby.

    5.9.        Title to Acquired Assets. Each Seller is the lawful sole owner of and possesses all other rights in, and has good and valid record and marketable title to, all of the Acquired Assets, and to its knowledge, other than as described in Schedule 5.9. Each Seller has the full right to sell, convey, transfer, assign and deliver the Acquired Assets, without the need to obtain the consent or approval of any other party, other than the consents and approvals listed on Schedule 5.9. Except for liens described on Schedule 5.9 hereto which secure Indebtedness, all of the Acquired Assets (provided however that with respect to Assumed Contracts – only Sellers’ rights pursuant to such contracts) are entirely free and clear of any security interests, liens, attachments, claims (including claims of the Israeli government or any agency thereof), charges, options, mortgages, debts, leases (or subleases), conditional sales agreements, title retention agreements, encumbrances of any kind, defects as to title or restrictions against the transfer or assignment thereof (collectively, “Encumbrances”). Except as set forth in Schedule 5.9, all of the Equipment and Inventory are in good condition and repair (reasonable wear and tear excepted) and are adequate and sufficient to carry on the Business as presently conducted. At Closing and as of the Cut Off Date, the Sellers will convey the Acquired Assets to the Buyer by deeds, bills of sale, certificates of title and other instruments of assignment and transfer effective in each case to vest in the Buyer, and the Buyer will have, good and valid record and marketable title to all of the Acquired Assets (provided however that with respect to Assumed Contracts – only Sellers’ rights pursuant to such contracts), free and clear of all Encumbrances.

    5.10.        Real Property; Safety, Zoning and Environmental Matters.

     (a)        The Sellers own no real property. DS leases its premises at 3 Tvuot Ha’aretz Street, Tel Aviv 69546, Israel, and DHG leases its premises at Kibutz Dafna (the “Real Property”) from Kibutz Dafna Aguda Haklahit Ltd., and Kvuzat Habealim Haresumim Shel Habinyan (Beit Mor), by proxy to Nischsei H.N. Ariel Nemanuyut Lemashkiey Hutz Ltd., respectively (the “Lessor(s)”) pursuant to a lease agreements dated January 1, 2007, and August 28, 2003 a true and correct copies of which has been provided to the Buyer (the “Lease Agreements”). The Lease Agreements together with the property management agreements relating thereto (detailed in Schedule 1.1(b) above) constitute the full and entire agreements relating to the Sellers’ lease of the Real Property. DS and DHG have fully complied with all of their material obligations, covenants and undertakings set forth in the Lease Agreements, and the Sellers reasonably believe that each of the Lessors has fully complied with all of its material obligations, covenants and undertakings set forth in the Lease Agreement. The Sellers have not received any notice that either the whole or any portion of the Real Property is to be condemned, requisitioned or otherwise taken by public authority. The Buyer shall be entitled to use the Real Property until the termination of each of the Lease Agreements, all subject to the terms and conditions of such Agreements, and further subject to the receipt of the consents required pursuant to Section 4.2.1(h).

(b) Except as set forth on Schedule 5.10:

    (i)        Each Seller is not in violation or alleged violation of any judgment, decree, order, law, license, rule, regulation or ordinance pertaining to health, safety or the environment in respect of the Business or relating to, or in connection with, any of the Acquired Assets, except as would not have a material adverse effect on the Sellers, Buyer, Acquired Assets or on any of the transactions contemplated hereunder (hereinafter “Environmental Laws”);

    (ii)        Each Seller has not received notice from any third party, including any federal, state or local governmental authority, (A) that any hazardous waste, any hazardous substance, any pollutant or contaminant or any toxic substance, oil or hazardous material or other chemical or substance regulated by any Environmental Laws (“Hazardous Substances”) which each Seller has generated, transported or disposed of has been found at any site at which any agency or other third party has conducted or has ordered that the Seller conduct a remedial investigation, removal or other response action pursuant to any Environmental Law; or (B) that the Seller is or to its knowledge shall be a named party to any claim, action, cause of action, complaint, (contingent or otherwise) legal or administrative proceeding arising out of any third party’s incurrence of costs, expenses, losses or damages of any kind whatsoever related to, or in connection with, the release of Hazardous Substances;

    5.11.        Equipment. Schedule 1.1(a) hereto sets forth a complete and accurate list of all of the Equipment excluding items having a book or market value individually of less than $1,000, and includes all equipment and property owned by the Sellers used in the Business, with the exception of such excluded items.

    5.12.        Inventories. The Inventories are fairly reflected on the books of account of the Sellers, stating items of Inventory at the lower of cost or market value in accordance with GAAP, consistently applied, with adequate allowance for excessive or obsolete inventories.

    5.13.        Insurance. Schedule 5.13 hereto lists all policies of fire, liability, workmen’s compensation, life, property and casualty and other insurance owned or held by the Sellers relating to, or connected with the Acquired Assets. Such policies of insurance are maintained with financially sound and reputable insurance companies, funds or underwriters and are of the kinds and cover such risks and are in such amounts and with such deductibles and exclusions as are consistent with customary business practice. All such policies (a) are in full force and effect, (b) are sufficient for compliance by the Seller with all agreements to which the Seller is a party in relation thereto, (c) provide that they will remain in full force and effect through the respective dates set forth in such Schedule. The Sellers is not in default in any material respects with respect to its obligations under any of such insurance policies and has not received any notification of cancellation of any such insurance policies.

    5.14.        Contracts. Schedule 5.14 sets forth a complete and accurate list of all contracts to which each Seller is a party or by which each Seller is bound with respect to any of the Acquired Assets, except contracts entered into in the ordinary course of business after the date hereof and prior to the Closing, which will be identified to the Buyer in writing prior to the Closing. As used in this Section 5.14, the word “contract” means and includes every agreement or understanding of any kind, written or oral, and specifically includes (a) contracts and other agreements with respect to the Acquired Assets with any current or former officer, director, employee, consultant or shareholder or any partnership, corporation, joint venture or any other entity in which any such person has an interest; (b) agreements with any labor union or association representing any employee whose employment duties relate to, or are connected with, the Business; (c) contracts and other agreements for the provision of services by the Seller related to, or connected with, the Business; (d) bonds or other security agreements provided by any party in relation to, or in connection with, the Business; (e) contracts and other agreements for the sale of any of the Acquired Assets other than in the ordinary course of business or for the grant to any person of any preferential rights to purchase any of the Acquired Assets; (f) joint venture agreements relating to, or connected with, the Acquired Assets or the Business or by or to which the Business or any of the Acquired Assets are bound or subject; (g) any contracts or other agreements with regard to Indebtedness relating to, or connected with, the Business; or (i) any other contract or other agreement whether or not made in the ordinary course of business. The Sellers have delivered to the Buyer true, correct and complete copies of all such contracts, together with all modifications and supplements thereto. Unless specifically stated otherwise on Schedule 5.14, each of the contracts listed on Schedule 5.14 hereto or any of the other Schedules hereto is in full force and effect, and to each Seller’s knowledge no party to any such contract has raised a claim that such contract is not in full force and effect, no party to any such contract indicated to Sellers a desire or a right to terminate such contract, each Seller is not in material breach of any of the provisions of any such contract, nor, to the knowledge of each Seller, is any other party to any such contract in material default thereunder, nor to Sellers’ knowledge does any event or condition exist which with notice or the passage of time or both would constitute a default thereunder. Each Seller has in all material respects performed all obligations required to be performed by it to date under each such contract. Subject to obtaining any necessary consents by the other party or parties to any such contract (the requirement of any such consent being reflected on Schedule 5.14), no contract includes any provision the effect of which may be to enlarge or accelerate any obligations of the Buyer to be assumed thereunder or give additional rights to any other party thereto or will in any other way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement.

        5.15. Employment Matters.

     (a)        Schedule 5.15 hereto sets forth a full and accurate description, as of the date hereof, of the names, positions and ranks (if any), dates of commencement of employment, salaries and terms and conditions of employment, of all employees and officers of the Sellers , and the corresponding terms of engagement of sub- contractors which supply services to the Sellers in the ordinary course of business, that are primarily engaged in activities related to, or connected with, the Business. Except as set forth in Schedule 5.15 hereto, there is no person or entity (including “agents”, “distributors”, “independent contractors”, “consultants” or employees or manpower companies or other service providers) that may be deemed to be an employee of the Sellers who are engaged in activities related to, or connected with, the Business.

    (b)        To the Sellers’ knowledge, with respect to the employees listed on Schedule 5.15 hereto, individually and in the aggregate, no event has occurred and no condition or set of circumstances exists in connection with which the Sellers could be subject to any liability that could have an adverse effect on the Business or Acquired Assets, provided however that Buyer is aware that one of Seller’s employees is currently on maternity leave and can only be dismissed in accordance with applicable law.

    (c)        Except as set forth in Schedule 5.15 hereto, there is no labor strike, slowdown or stoppage pending (or any labor strike or stoppage threatened or contemplated) against or affecting the Seller, and there have been no disputes between the Seller and any number or category of employees listed on Schedule 5.15 hereto and there are no present circumstances to which the Seller is aware which are reasonably likely to give rise to any such dispute.

    5.16.        Trademarks, Patents, Etc. Schedule 5.16 (1) hereto sets forth a complete and accurate list of all of the Sellers’ (i) trademarks, trade names, designs and patents; and (ii) the Software products of Sellers (except to the extent that they are third party’s off-the-shelf software), which are necessary for the operation of the Businesses as currently conducted (hereinafter collectively: “Seller’s I.P”). Except to the extent set forth in Schedule 5.16 (1), the Sellers own or have the sole, exclusive, unlimited and perpetual (subject to applicable law) right to use all Seller’s I.P., and have the right, without restrictions, to use all Seller’s I.P., used, and/or necessary for conducting the Business as presently conducted, and the consummation of the transactions contemplated hereby will not alter or impair any such right. Except as set forth in Schedule 5.16 (2), to their knowledge and without conducting any patent search, Sellers have not misappropriated any intellectual property of any third party, no claims have been asserted, and no claims are pending, by any person regarding the use of any Seller’s I.P. or challenging or questioning the validity or effectiveness of the Seller’s I.P. or any part thereof, and, to the knowledge of the Sellers (without conducting any patent search), there is no basis for such claim. The use of the Seller’s I.P. by the Sellers (and after the Cut-Off Date by the Buyer) in the ordinary course of the Business (as currently conducted) does not, and will not, to their best knowledge (without conducting any patent search), infringe on the rights of any person or third party. With respect to each item of Seller’s I.P. that the Sellers uses pursuant to a license, sublicense, franchise, agreement, or permission: (i) the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect; (ii) the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing, all subject to assignment thereof pursuant to the provisions of this Agreement; (iii) to Sellers’ knowledge, no party to the license, sublicense, agreement, or permission is in material breach or default, and no event has occurred which with notice or lapse of time would constitute a material breach or default or permit termination, modification, or acceleration thereunder; (iv) no party to the license, sublicense, agreement, or permission has repudiated any provision thereof; (v) the underlying item of Seller’s I.P. is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge against the Sellers; and (vi) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the knowledge of Sellers is threatened which challenges the legality, validity, or enforceability of the underlying item of Seller’s I.P. The Sellers did not grant any sublicense or similar right with respect to any such license, sublicense, agreement, or permission, other than in the ordinary course of business.

    5.17.        Suppliers and Customers. Schedule 5.17 hereto sets forth the suppliers and customers of the Business as of the date hereof. Except as set forth on Schedule 5.17, during the last twelve (12) months no Material Supplier, as detailed in Schedule 5.17 or Customer of Material Importance to the Business (i.e. any customer whose business with Sellers in 2006 or in 2007 amounted to no less than NIS 500,000, excluding VAT) has cancelled or otherwise terminated, or threatened to cancel, decrease or otherwise to terminate, its relationship with the Sellers. Schedule 5.17 sets forth the volume of sales to each Customer of Material Importance in 2006 and 2007. The Sellers have no knowledge that any such Material Supplier or Customer of Material Importance intends to cancel or otherwise substantially modify its relationship with the Sellers or to decrease materially or limit its services, supplies or materials supplied to the Sellers, or its usage or purchase of the Sellers’ services or products, and the Sellers have not received any formal notice that the consummation of the transactions contemplated hereby will adversely affect the relationship with any such Customer of Material Importance.

    5.18.        Acquired Assets Complete. Except as set forth in Schedule 5.18, the Acquired Assets, when utilized with a labor force substantially similar to that currently employed by the Sellers who are engaged in the Business, are adequate and sufficient to conduct the Business as currently conducted by Sellers.

        The Acquired Assets, constitute, collectively, in all material respects, all of the assets and rights used by the Sellers in the conduct of the Business, as well as all of the material rights and assets needed in order to conduct the Business in the manner conducted to date.

    5.19.        No Undisclosed Liabilities. Except to the extent (a) incurred in the ordinary course of business, or (b) described on any Schedule hereto, the Sellers have no material liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise (including as guarantor or otherwise with respect to obligations of others) related to, or in connection with, the Business or the Acquired Assets.

    5.20.        Taxes. The Sellers have duly filed with the appropriate government agencies all of the income, sales, use, employment and other Tax returns and reports required to be filed by them, to the extent that they are connected with the Business or any of the Acquired Assets. No waiver of any statute of limitations relating to Taxes relating to, or in connection with, the Business or any of the Acquired Assets has been executed or given by the Sellers. All Taxes, assessments, fees and other governmental charges upon any of the Acquired Assets, revenues, income and franchises in relation thereto with respect to any period ending on or before the Cut-Off Date have been paid, other than those currently payable without penalty or interest, except where failure to do so, would have a material adverse effect on the Sellers. The Sellers have withheld and paid all Taxes required to be withheld or paid in relation to, or connection with, the Business and/or the Acquired Assets, except where failure to do so, would not have a material adverse effect on the Sellers. To the Sellers’ knowledge, neither the Income Tax Authority of the State of Israel nor any other taxing authority is now asserting or threatening to assert against the Sellers any deficiency or claim for additional Taxes or interest thereon or penalties in relation thereto, or in connection therewith, or any adjustment that would have an adverse effect on the Business.

    5.21.        Broker. The Seller has not retained, utilized or been represented by any broker, agent, finder or intermediary in relation to, or connection with, the negotiation or consummation of the transactions contemplated by this Agreement.

    5.22.        Potential Conflicts of Interest. To the Sellers’ knowledge, no officer, director or shareholder of each Seller or of DH (a) engage, anywhere in the world, in any business organization that is engaged or becomes engaged in activities which are directly competitive with the Business or is an officer, director, employee or consultant of any Person which is a competitor, lessor, lessee, customer or supplier of the Seller; (b) owns, directly or indirectly, in whole or in part, any tangible or intangible property which the Sellers are using or the use of which is necessary for the Business; or (c) has any cause of action or other claim whatsoever against, or owes any amount to, the Sellers.

    5.23. and 5.24 intentionally reserved.

    5.25.        Disclosure. No representation or warranty by the Sellers in this Agreement or in any exhibit, schedule, written statement, certificate or other document delivered or to be delivered to the Buyer pursuant hereto or in connection with the consummation of the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, not misleading or necessary in order to provide the Buyer with proper and complete information as to the identity and usability of the Acquired Assets. The Sellers have provided the Buyer with all material information requested by the Buyer and true and complete answers to those questions and inquiries raised by the Buyer.

    5.26.        Government Grant Programs. Subject to the provisions of Section 11.4 below and other than as set forth in Schedule 5.26, the Buyer does not purchase and does not assume any liability whatsoever, if any, which each Seller has, or shall have as a result of the implementation of the Transactions hereunder, including those due to any pending or outstanding grants, tax benefits, incentives and subsidies from the Government of the State of Israel or any agency thereof related or not, or connected or not with, the Business or the Acquired Assets.

    5.27        Schedules. The parties agree that any and all schedules called for under this Agreement and not provided on the date of execution hereof shall be provided until the Closing Date, which schedules shall reflect substantially the same information previously provided to the Buyer, with the required updates resulting from the ordinary course of business.

        6. REPRESENTATIONS AND WARRANTIES OF THE BUYER. The Buyer represents and warrants to the Seller as follows:

    6.1.        Organization of Buyer; Authority. The Buyer is a corporation duly incorporated and validly existing under the laws of the State of Israel. The Buyer has all requisite power and authority to execute and deliver the Transaction Documents to which it is a party and to carry out all of the actions required of it pursuant to the terms of such Transaction Documents.

    6.2.        Corporate Approval; Binding Effect. The Buyer has obtained all necessary authorizations and approvals from its Board of Directors required for the execution and delivery of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby. Each of the Transaction Documents to which the Buyer is a party has been duly executed and delivered by the Buyer and constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as enforceability thereof may be limited by any applicable bankruptcy, reorganization, insolvency or other laws affecting creditors’ rights generally or by general principles of equity.

    6.3.        Non-Contravention. The execution and delivery by the Buyer of the Transaction Documents to which it is a party and the consummation by the Buyer of the transactions contemplated hereby and thereby will not (a) violate or conflict with any provisions of the Memorandum and Articles of Association of the Buyer, each as amended to date; or to the Buyer’s knowledge (b) constitute a material violation of, or be in conflict with, constitute or create a default under, or result in the creation or imposition of any lien upon any property of the Buyer pursuant to (i) any material agreement or instrument to which the Buyer is a party or by which the Buyer or any of its properties is bound or to which the Buyer or any of its properties is subject, or (ii) to its knowledge, any statute, judgment, decree, order, regulation or rule of any court or governmental authority to which the Buyer is subject, other than any such violations, conflicts, defaults or rights that individually or in the aggregate have not had and would not be expected to prevents the parties from consummating the transaction under this Agreement.

    6.4.        Governmental Consents. Other than as specified in Schedule 6.4 hereunder, no consent, approval or authorization of, or registration, qualification or filing with, any governmental agency or authority is required for the execution and delivery by the Buyer of the Transaction Documents to which it is a party or for the consummation by the Buyer of the transactions contemplated hereby or thereby and the Buyer undertakes to receive all such consent, approvals and authorizations or to make such filings as specified in such Schedule.

    6.5.        Broker. The Buyer has retained a broker, agent, finder or other intermediary in relation to, or in connection with, the negotiation or consummation of the transactions contemplated by this Agreement. Buyer shall pay said Broker’s fees at Buyer’s sole responsibility and expense.

    6.6        Information and Experience. Buyer confirms that it has reviewed and inspected such data provided to it by the Sellers regarding the Sellers as it deemed appropriate, and has been afforded the opportunity to ask questions and receive answers, information, documents and data regarding the Sellers and their business and is acquiring the Acquired Assets following such inspection. In addition, Buyer confirms that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of the Acquired Assets contemplated hereunder. The foregoing, however, does not derogate from the representations and warranties made under Section 5 to this Agreement.

    6.7        Disclosure. No representation or warranty by the Buyer in this Agreement or in any exhibit, schedule, written statement, certificate or other document delivered or to be delivered to the Sellers by Buyer pursuant hereto or in connection with the consummation of the transactions contemplated hereby contains or will contain any untrue statement of a material fact or omits to state a material fact required to be stated therein and necessary to make the statements contained therein not misleading.

    6.8        SEC Reports. Since January 1, 2006, the Buyer has filed all reports, schedules, forms, statements and other documents required to be filed by the Buyer as a foreign private issuer under the Securities Act and the Exchange Act (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis. As of their respective dates, and subject to any amendments or supplements in later filings, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements of the Buyer included in the SEC Reports as amended fairly present in all material respects the financial position of the Buyer and its consolidated subsidiaries as of and for the dates thereof and for the periods then ended.

    6.9        Securities Act Exemption. Assuming the accuracy of Sellers’ representations and warranties herein, the offer and sale of the Consideration Shares are exempt from registration under the Securities Act and other applicable securities laws.

        7. REPRESENTATIONS AND UNDERTAKINGS REGARDING THE CONSIDERATION SHARES

    7.1        Information and Advice. Each Seller confirms that it has received or has had access to the information it considers necessary or appropriate to make an informed decision with respect to this Agreement and the Consideration Shares received by it hereunder. The Sellers further confirm that each has had an opportunity to ask questions and receive answers from the Buyer regarding the Buyer’s business, management and financial affairs and to obtain additional information (to the extent the Buyer possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Sellers or to which the Sellers had access.

    7.2        Availability of Exemptions. The Buyer hereby represents to the Sellers that the Consideration Shares are being offered pursuant to an exemption or exemptions from registration requirements of Israeli and U.S. Federal and state securities laws. The Sellers understand that the Buyer is relying upon the truth and accuracy of each Seller’s representations, warranties, agreements, acknowledgments and understandings set forth herein in order to determine the applicability of such exemptions and the suitability of such Seller to receive the Shares.

    7.3        Legends. The Sellers acknowledges and agrees that certificates representing the Consideration Shares will contain one or more legends to the effect that transfer of such securitiesis prohibited except pursuant to registration under the Securities Act or pursuant to an available exemption from registration:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933 OR PURSUANT TO ANY OTHER AVAILABLE EXCEPTION FROM SUCH REGISTRATION UNDER SAID ACT. IN ADDITION, THESE SHARES ARE SUBJECT TO A NO SALE COMMITMENT AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF, BEFORE [6 months following the Closing Date] WITHOUT THE PRIOR WRITTEN CONSENT OF B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANY PURPORTED SALE OR DISPOSITION IN CONTRIVANCE OF THE ABOVE SHALL BE DEEMED VOID AND HAVE NO EFFECT “

    7.4        Restrictions on Transferability and Hedging.

    7.4.1        Each Seller understands that (i) the Consideration Shares have not been registered under the Securities Act, or under the laws of any other jurisdiction; (ii) such Consideration Shares are deemed to be “restricted securities” as defined in Rule 144 promulgated under the Securities Act, and cannot be sold, transferred or otherwise disposed of unless they are registered under the Securities Act and, where required, under the laws of other jurisdictions or unless an exemption from registration is then available; (iii) there is no registration statement on file with the SEC with respect to the Consideration Shares to be received by such Seller.

    7.4.2        Each Seller acknowledges that the Buyer will not register any transfer of Consideration Shares not made pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.

7.4.3 Each Seller acknowledges, agrees and covenants not to engage in hedging transactions with regard to the Consideration Shares offered pursuant to this Agreement.

    7.5        Offshore Transaction. Each Seller is not a “U.S. Person”, as such term is defined in Regulation S under the Securities Act, its principal address is outside the United States and it has no present intention of becoming a resident of (or moving its principal place of business to) the United States. Each Seller was located outside the United States at the time any offer to sell and any other action in connection with such offer and sale was made to it and at the time that the buy order was originated by the Sellers. The Consideration Shares are being acquired solely for such Seller’s own account, and in no event and without derogating from the foregoing, for the account or the benefit of a U.S. person.

     7.6        Investment Purposes. The Consideration Shares are being acquired for investment purposes. The Consideration Shares are not being purchased with a view to, or for sale in connection with, any distribution or other disposition thereof. Each Seller has no present plans to enter into any contract, undertaking, agreement or arrangement for any such resale, distribution or other disposition and it will not divide its interest in the Consideration Shares with others, resell or otherwise distribute the Consideration Shares in violation of U.S. federal or state securities laws or the Israeli securities Laws.

     7.9        No solicitation. At no time was the Seller presented with or solicited by any leaflet, public promotional meeting, newspaper or magazine article, radio or television advertisement or any other form of general advertising or general solicitation in connection with the Consideration Shares and the transaction contemplated hereby.

    7.10        Broker-Dealer. The Seller is not a broker-dealer, nor is it an affiliate of any broker-dealer.

    7.11        Disclosure. The representations and warranties of the Sellers contained in this Section 7 as of the date hereof and as of the Closing, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or necessary to make the statements herein, not misleading. Each Seller understands and confirms that the Buyer will rely on the foregoing representations in effecting the issuance of the Consideration Shares hereunder.

        8. CONDUCT OF BUSINESS AFTER CUT OFF DATE.

        Commencing on the Cut Off Date Buyer shall conduct the Business acquired hereunder. Therefore Seller covenants and agrees that from the Cut Off Date, except as otherwise specifically consented to or approved by the Buyer in writing:

    8.1.        Full Access. The Buyer shall have full access to all properties, books, records, licenses and sub-licenses, research and development agreements, vendor contracts and consulting agreements, contracts and documents of the Sellers relating to, or in connection with, the Business and/or the Acquired Assets, and the Sellers shall furnish or cause to be furnished to the Buyer and its authorized representatives all assistance and information with respect to the Acquired Assets and/or the Business as may be reasonably requested.

    8.2.        Carry on in Regular Course. From the Cut-Off Date and until the Closing Date each Seller shall assist Buyer to operate the Business and to carry on the Business diligently and substantially in the same manner as heretofore, in the ordinary course consistent with past practice and to maintain the Acquired Assets and Inventory in good operating condition and repair, and make all necessary renewals, additions and replacements thereto. The aforesaid does not derogate from the provisions of Section 1.4(c) above. Buyer shall bear all costs and expenses related to the Business and shall receive all payments (including accounts receivables accrued prior to Cut-Off Date) to the account specified in Schedule 8.2 herein, and shall be entitled to hold those amounts which belong to Buyer in accordance with the provisions of Section 1.1. Buyer shall be entitled to use any of Sellers’ trade names (including Dimex) as shall be determined between the parties. Upon Buyer’s request each Seller shall give its consent and approval to any Authority or Registrar in order to enable Buyer to register a company, or trade name, as the case may be, using the name Dimex or any similar name.

    8.3        Employees.

        Schedule 8.3 states the period of the advance notice that each of Sellers’ employees is entitled to receive pursuant to their employment terms with the relevant Seller. Seller represents that on Cut-Off Date Seller gave all their employees an advance notice notifying them that their employment with the Sellers shall terminate at the end of each employee’s respective advanced notice period and instructing them to work and to fulfill all their duties and obligations as Sellers’ employees during the advance notice period at the disposal and under supervision of Buyer.

        Buyer hereby represents that it is interested in employing the employees listed on Schedule 8.3A; those who have accepted its offer for employment engagement are referred to herein as the “Hired Personnel”. Buyer may elect to engage the consultant listed on Schedule 5.15.

        Each Seller undertakes to retain all Hired Personnel until the lapse of each Hired Personnel’s advance notice period (the “Recruiting Date”), on which date such Hired Personnel employment with Sellers shall be terminated by the respective Seller and begin to be employed or retained by Buyer on terms to be agreed (but not less than similar to the terms enjoyed by such persons prior to the Cut Off Date (except with respect to options to purchase shares of the Buyer which, unless provided otherwise in the employment agreements of the particular Hired Personnel, shall not bind the Buyer and shall not be issued). Notwithstanding, Buyer is aware that one of Sellers’ employees is currently on maternity leave and can only be dismissed in accordance with applicable law.

        It is expressly agreed that the Sellers, jointly and severally, alone shall be liable for and shall pay to each of their respective Hired Personnel, on or before the Recruiting Date, any and all payments due to them with respect to the period up to the Recruiting Date (including, without limitation, payment of salary or consultancy fees, any advance notice payment (if applicable under the law or by any agreement), redemption of unused vacation days, any commission or bonus payments and any other liability, existing or contingent, to the extent applicable to such employee or consultant). The Sellers, jointly and severally shall fully indemnify and hold Buyer harmless, from and against any demand or claim brought against Buyer by any employee (including the Hired Personnel) with respect to its engagement by any Seller prior to the Recruiting Date, including by way of claiming for accumulation of rights based on alleged continuation of employment of any of the Hired Personnel by Buyer and Sellers together; provided, however, that Sellers’ liability under this Section 8.3 shall be limited in any case to such rights or amounts arising in connection with or as a result of such Hired Personnel’s employment with the Sellers on or prior to the Recruiting Date. Sellers shall notify the Hired Personnel of the transfer of the Acquired Assets to the Buyer and reasonably cooperate with Buyer in all respects relating to any actions to be taken pursuant to this section and in achieving an orderly transition.

The Buyer shall fully indemnify and hold Sellers harmless, from and against any demand or claim brought against any Seller by any Hired Personnel with respect to its engagement by Buyer after the Recruiting Date, including by way of claiming for accumulation of rights based on alleged continuation of employment of any of the Hired Personnel by Buyer and Seller together; provided, however, that Buyer’s liability under this Section 8.3 shall be limited in any case to such rights or amounts arising in connection with or as a result of such Hired Personnel’s employment with the Buyer after the Recruiting Date.

Seller will not take any action that is intended to interfere with Buyer’s efforts to retain any of the Hired Personnel.

During the 36-months period following the Closing, neither Seller, DH nor any affiliate controlled by or under the control of any of them (“First Party”), shall directly or indirectly solicit or encourage or employ any officer, employee or consultant of Buyer (including Hired Personnel) or any of its Affiliates or subsidiaries (“Second Party”) to leave its employment/engagement for employment/engagement by or with such First Party or any competitor of the Second Party.

        Sellers shall not, at any time during the three -year period immediately following the Cut-Off Date, directly or indirectly, own, manage, control or participate in the ownership, management or control of, any business which competes with the Buyer’s business as conducted as of Closing.

    8.4.        Insurance. With respect to the Acquired Assets and Real Property and until the Closing Date the Sellers shall not terminate the insurance policies described on Schedule 5.13.

    8.5.        No Default. The Parties shall not do any act or omit to do any act, or permit any act or omission to act, which will cause a material breach of any contract, commitment or obligation of the Sellers or Buyer with respect to the Acquired Assets, or otherwise related to, or in connection with, the Business and the Sellers shall use their best commercial efforts to assist Buyer with the assignment of all the Assumed Contracts from Sellers to Buyer, in accordance with the provisions of Section 1.

    8.6.        Consents of Third Parties. The Sellers will employ their best commercial efforts to secure the consents, in form and substance reasonably satisfactory to the Buyer to the consummation of the transactions contemplated by this Agreement by each party to any of the Assumed Contracts and any governmental authority described in Schedule 5.4. Sellers shall not be liable for failure to obtain such consents and approvals by the Closing, provided they have complied with their obligation in this Section 8.6.

        9. CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS. The obligation of the Buyer to consummate the Closing shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (to the extent noncompliance is not waived in writing by the Buyer):

    9.1.        Representations and Warranties True at Cut-Off Date and Closing. The representations and warranties made by the Seller in or pursuant to this Agreement shall be true and correct at and as of the Cut-Off Date and Closing Date (subject to normal adjustments as a result of conducting the ordinary course of business until the Closing) with the same effect as though such representations and warranties had been made or given at and as of the Cut-Off Date and the Closing Date.

    9.2.        Compliance with Agreement. The Sellers shall have performed and complied with all of their obligations and covenants under this Agreement to be performed or complied with by each on or prior to the Closing Date.

    9.3.        Approvals. Buyer’s Board of Directors has approved the number of the Consideration Shares contemplated hereunder (in excess of the number of Consideration Shares previously approved by the Board) and Buyer has obtained all applicable regulatory approvals in connection with the issuance of the Consideration Shares (including, without any limitations, Tel-Aviv Stock Exchange, NASDAQ and Investment Center). Buyer undertakes to use best commercial efforts to obtain such required regulatory approvals by the Closing Date.

        All corporate and other approvals in relation to, or connection with, the transactions contemplated by this Agreement and the form and substance of all certificates and other documents delivered hereunder shall be reasonably satisfactory in form and substance to the Buyer and its counsel and Sellers shall deliver to Buyer a true and correct copy of a resolution of the Board of Directors of each Seller, approving this Agreement and the transactions contemplated hereby.

    9.4.        No Litigation. No restraining order or injunction shall prevent the transactions contemplated by this Agreement and no action, suit or proceeding shall be pending or threatened before any court or administrative body: (a) in which it will be or is sought to restrain or prohibit or obtain damages or other relief relating to, or in connection with, this Agreement or the consummation of the transactions contemplated hereby or (b) relating to, or in connection with, any claim for damages against the Sellers which would have a material adverse implications on the transactions contemplated hereby.

    9.5        Consents of Third Parties. The Seller shall have obtained the consent, in form and substance satisfactory to the Buyer and the Buyer’s counsel, as required under Section 4.2.1(e) and (h) hereto.

    9.6.        Proceedings and Documents Satisfactory. All proceedings relating to, or in connection with, the transactions contemplated by this Agreement and all certificates and documents delivered to the Buyer which relate to, or are in connection with, the transactions contemplated by this Agreement shall be to the reasonable satisfaction in all respects to the Buyer and the Buyer’s counsel, and the Buyer shall have received the originals or certified or other copies of all such records and documents as the Buyer may reasonably request.

    9.7        Employment Agreement with Yuval Viner. Buyer shall enter into an employment agreement with Yuval Viner in a form to Buyer’s reasonable satisfaction.

        10. CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS. The obligation of the Sellers to consummate the Closing shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions (to the extent noncompliance is not waived in writing by the Seller):

    10.1.        Compliance with Agreement. The Buyer shall have performed and complied with all of its obligations and covenants under this Agreement that are to be performed or complied with by it at or prior to the Closing.

    10.2        Approvals. Buyer’s Board of Directors has approved the transactions contemplated hereunder. Buyer has obtained all applicable regulatory approvals (including, without any limitations, Tel-Aviv Stock Exchange, NASDAQ). All corporate and other approvals in relation to, or connection with, the transactions contemplated by this Agreement and the form and substance of all certificates and other documents delivered hereunder shall be reasonably satisfactory in substance to the Seller and its counsel and Buyer shall deliver to Seller a true and correct copy of a resolution of the Board of Directors of the Buyer, approving this Agreement and the transactions contemplated hereby.

    10.3        Proceedings and Documents Satisfactory. All proceedings relating to, or in connection with, the transactions contemplated by this Agreement and all certificates and documents delivered to the Sellers which relate to, or are in connection with, the transactions contemplated by this Agreement shall be to the reasonable satisfaction in all respects to the Sellers and the Sellers’ counsel, and the Sellers shall have received the originals or certified or other copies of all such records and documents as the Sellers may reasonably request.

    10.4.        No Litigation. No restraining order or injunction shall prevent the transactions contemplated by this Agreement and no action, suit or proceeding shall be pending or threatened before any court or administrative body: (a) in which it will be or is sought to restrain or prohibit or obtain damages or other relief relating to, or in connection with, this Agreement or the consummation of the transactions contemplated hereby or (b) relating to, or in connection with, any claim for damages against the Buyer which would have a material adverse implications on the transactions contemplated hereby.

        11. CERTAIN COVENANTS AND ARRANGEMENTS.

    11.1.        Confidential Information. Subject to the occurrence of the Closing, each Seller and each of their respective officers, directors and shareholders hereby agree to keep in strict confidence any and all information of a confidential nature which is related to, or connected with, the Business and/or any of the Acquired Assets (“Confidential Information”), including, without limitation, financial information, customers, suppliers, sales representatives. Each Seller agrees and covenants not to use any Confidential Information for any purpose whatsoever, and not to disclose any Confidential Information to any third party, other than to the extent that such use or disclose are necessary in order to comply with the provisions of this Agreement. Notwithstanding the aforesaid, no provision of this Agreement shall be construed to preclude such disclosure of Confidential Information as may be required by court order or applicable law, provided that: (i) prior notice of such contemplated disclosure (including reasonable details relating thereto) is provided to the Buyer as early as practicably possible; and (ii) such disclosure is effected only to the minimum extent required. To the extent the Closing has not occurred, the above obligations regarding confidentiality shall apply, mutatis mutandis, to Buyer and to Sellers with respect to Buyer’s confidential information.

    11.2.        Non-Competition. Each Seller shall not: (i) engage, anywhere in the world, in any business organization that is engaged or becomes engaged in activities which are directly competitive with the Business, or (ii) divert to any competitor of the Buyer, BOScom or a subsidiary thereof any customer of the Buyer BOScom or a subsidiary thereof. This Section 11.2 shall apply during the period commencing upon the Closing Date and terminating upon the expiration of 60 months from the Closing Date.

        As used herein the following terms not otherwise defined have the following respective meanings:

        “Affiliate”: As applied to any Person (as defined in this Section 14), any Person controlling, controlled by or under common control with such Person.

        “Control”: With respect to any Person, the direct or indirect ownership of more than 50% of the voting or income interest in such Person or the possession otherwise, directly or indirectly, of the power to direct the management or policies of such Person.

        “Person”: A corporation, an association, a partnership, a limited liability company, an organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

    11.3.        Enforceability. If at any time the provisions of Section 11.1 or Section 11.2 shall be determined to be invalid or unenforceable, by reason of being vague, unreasonable as to area, duration or scope of activity or similar reasons, the applicable Section shall be considered divisible and shall become and be immediately amended to only such area, duration and scope of activity as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter; and it is hereby agreed that such Section as so amended shall be valid and binding as though any invalid or unenforceable provision had not been included therein.

    11.4        Investment Center. DHG hereby warrants that it is an “Approved Enterprise” under the Law for Encouragement of Capital Investments, 1959, with respect to the following approved investment plans and corresponding certificate of approval: investment plan no. 99-1506-0-10553, and is in material compliance with the terms and provisions of such plan. As the Buyer is interested in assuming the rights and obligations of DHG under this plan as part of the transactions contemplated under this Agreement, the parties shall cooperate in order to receive any approvals required to be received from the Investment Center of the Israeli Ministry of Trade & Industry (“Investment Center”) for such transfer and assignment, to the extent possible (“Investment Center Approval”). Sellers shall bear all costs and expenses related to the assignment of its Approved Enterprise to the Buyer. Notwithstanding the aforesaid, DS and/or DHG shall be responsible for any breach by them of the terms and conditions of the aforementioned plan, including as a result of the transactions contemplated hereunder. It is hereby clarified that failure to obtain such approval shall not be deemed as a breach of this Agreement by DHG or by any Seller and shall not entitle Buyer to any remedies whatsoever.

        12. INDEMNIFICATION AND SET OFF RIGHTS.

    12.1.        Indemnity by the Sellers. Without derogating from any section herein imposing upon Seller a specific duty to indemnify Buyer which indemnity shall be subject to the provisions of this Section 12, the Sellers, jointly and severally, hereby agree to indemnify and hold the Buyer harmless from and with respect to any and all claims, liabilities, losses, damages, costs and expenses, including the reasonable fees and disbursements of counsel (collectively, the “Losses”), resulting from or arising out of any of the following:

(a)	any breach by the Sellers, or any of them, of this Agreement (including the Schedules and Exhibits hereto);

(b)	any claim, liability, obligation or damage to Buyer with respect to the Excluded Liabilities.

(c)	any falsity or inaccuracy of any of the representations and warranties of the Sellers, or any of them, contained in this Agreement, or in any of the Transaction Documents.

(d)	any third party’s claim against Buyer of any nature whatsoever with respect to the Acquired Assets that occurred or accrued prior to the Cut-Off Date;

(e)	any claim by a former employee of Sellers, or any of them, related to its employment with Sellers, or any of them.

Indemnity by the Buyer. Without derogating from any section herein imposing upon Buyer a specific duty to indemnify Sellers which indemnity shall be subject to the provisions of this Section 12, the Buyer hereby agrees to indemnify and hold the Sellers harmless from and with respect to any and all Losses, resulting from or arising out of any of the following:

(a)	any breach by the Buyer of this Agreement (including the Schedules and Exhibits hereto);

(b)	any claim, liability, obligation or damage to Sellers with respect to the Acquired Assets;

(c)	any falsity or inaccuracy of any of the representations and warranties of the Buyer contained in this Agreement, or in any of the Transaction Documents;

(d)	any claim by a former employee of Sellers, or any of them, related to its employment with Buyer or any of its subsidiaries.

    12.2.        Claims.

    (a)        Notice. A party seeking indemnification from the other party hereunder (the “Indemnified Party”) shall promptly notify the other party in writing (the “Indemnifying Party”) of any action, suit, proceeding, demand or breach (a “Claim”) with respect to which the Indemnified Party claims indemnification hereunder, provided that failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations under this Section 12 except to the extent, if at all, that such Indemnifying Party shall have been prejudiced thereby.

    (b)        Third Party Claims. If such Claim relates to, or is in connection with, any action, suit, proceeding or demand instituted against the Indemnified Party by a third party (a “Third Party Claim”), the Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim. Within thirty (30) days after receipt of notice of a particular matter from the Indemnified Party, the Indemnifying Party may elect to assume the defense of such Third Party Claim, in which case only the Indemnifying Party shall have the authority to negotiate, compromise and settle such Third Party Claim, if and only if the following conditions are satisfied:

(i) there exist no conflict of interest which makes separate representation by the Indemnified Party’s own counsel advisable; and

    (ii)        such Third Party Claim does not seek an injunction or other similar equitable relief against the Indemnified Party that if granted would adversely affect the Indemnified Party or any of its Affiliates.

    (c)        The Indemnified Party shall retain the right to employ its own counsel and to participate in the defense of any Third Party Claim, the defense of which has been assumed by the Indemnifying Party pursuant hereto, but the Indemnified Party shall bear and shall be solely responsible for its own costs and expenses relating to, or in connection with, such participation.

    (d)        Where the Indemnifying Party has assumed the defense of the claim in accordance with the above, the Indemnified Party shall not be entitled to settle or compromise such claim without the consent of the Indemnifying Party.

    (e)        No claim shall be settled or compromised by the Indemnifying Party without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld), if such settlement or compromise requires the Indemnified Party to make any payment (other than the payment of money which the Indemnifying Party undertakes to pay in full) or to take or refrain from taking any action or enjoins the Indemnified Party or subjects it to other equitable relief that adversely affects the Indemnified Party, or subjects it to any potential criminal law, claim or liability.

    12.3        Limitation of Liability

    (a)        Notwithstanding anything to the contrary herein and except for fraud or intentional misrepresentation: (i) all representations and warranties of the Sellers hereunder and under any Transaction Document, shall remain in full force and effect for a period of eighteen (18) months from the Closing Date, whereupon such representations and warranties and the Sellers’ liabilities with respect thereto, under this Agreement and any law, whether in contracts, torts, restitution or otherwise, shall expire and be of no further force and effect; and (ii) the aggregate liability of the Sellers , jointly and severally, towards Buyer, or otherwise in connection with this Agreement and/or under any law, whether in contracts, torts, restitution or otherwise, in connection with a breach of any representation or warranty hereunder and under any Transaction Documents: (x) shall arise only for sums which exceed US $50,000, at which point claims may be made back to the first dollar of Losses; and (y) shall not exceed, in the aggregate, the Purchase Price paid, or to be paid to the Sellers hereunder; and (iii) in no event shall the Sellers, or the Buyer be liable for any punitive, indirect or consequential damages regardless of the form of action through which such damages are sought.

    (b)        To the extent applicable, the provisions of this Section 12.3 shall also be deemed to constitute a separate written legally binding agreement among the parties for the purpose of Section 19 of the Israeli Limitation Law 5718-1958.

    (c)        (i) All representations and warranties of the Buyer pursuant to Sections 6.7 and 6.8 above , shall remain in full force and effect for a period of eighteen (18) months from the Closing Date, whereupon such representations and warranties and the Buyer’s liabilities with respect thereto, under this Agreement and any law, whether in contracts, torts, restitution or otherwise, shall expire and be of no further force and effect; (ii) the aggregate liability of the Buyer towards Seller, or otherwise in connection with this Agreement and/or under any law, whether in contracts, torts, restitution or otherwise in connection with a breach of any representation or warranty hereunder and under any Transaction Documents: (x) shall arise only for sums which exceed US $50,000, at which point claims may be made back to the first dollar of Losses; and (y) shall not exceed, in the aggregate, the Purchase Price paid, or to be paid to the Sellers hereunder, provided however that with respect to any Losses in connection with the Consideration Shares such amount shall not exceed the amount of NIS 3,829,000.

    12.4       Set Off

(a) The obligation of the Buyer to pay the Instalment payments on account of the Purchase Price shall not be subject to set-off, other than specifically provided in this Section 12.4.

    (b)        Without derogating from the aforesaid, subject to the limitations set forth in Section 12.3 and only in accordance with the procedure set forth in this Section 12.4, if the Buyer is entitled to claim Losses or is otherwise entitled to any amounts from Sellers hereunder, it shall be entitled to reduce such amounts and Losses from the last Instalment, but not more than NIS 3,000,000, which amount shall be held in accordance with the provisions hereof, provided that such amount reduced shall in no event be more than the aggregate amounts for which indemnification may be sought hereunder. The aforementioned set-off limitation shall not be deemed to limit the Buyer’s right to indemnity hereunder.

    (c)        If the Buyer desires to reduce the last Instalment by the amount of any amounts or Losses as provided above, Buyer shall so notify the Seller in writing to this effect, stating in such notice its claims for Losses, the basis for such claim and the amount it desires to reduce and shall pay the balance of the respective Instalment to the Seller.

    (d)        Buyer will have to pay to Sellers the amount so reduced, only upon reaching an agreement with Sellers to both parties satisfaction or upon final decision of any competent court (and subject to such decision).

    12.5        Notwithstanding anything to the contrary hereunder, all remedies whatsoever sought by an Indemnified Party against an Indemnifying Party under this Agreement (whether under this Section 12 or under any other section herein), any Transaction Document and under any law, whether in contracts, torts, restitution or otherwise, shall be subject to the limitations in this Section 12, from and after the Closing, provided however that the Indemnified Party shall be entitled (i) to seek injunctive relief to enjoin the breach, or threatened breach, of any provision of this Agreement and (ii) to seek specific performance of the provisions of this Agreement.

        13. The Seller and the Buyer will use their reasonable best efforts to effect the Closing and to receive all consents and approvals required therefor.

Unless otherwise agreed in writing by the parties, this Agreement may be terminated if one or more of the conditions required to effect the Closing hereunder is not met by March 31st, 2008, or any other later date to be agreed by the parties, provided that a party that caused the closing condition not to be met shall not be entitled to effect such termination.

        14. (Left blank intentionally)

        15. GENERAL.

    15.1        Whenever a representation is made “to the Seller’s knowledge” or is qualified by any similar expression, reference is made to the knowledge of the Seller, and the following Officers of Seller: Gabi Jacobs, Yuval Viner, Uzi Prizat, Oded Engel and Oshrit Dinor and each of them shall be deemed: to have made due and careful inquiries about the facts stated in such Representation, with the assistance (as the case may be) of any knowledgeable person within the Seller, before making such a representation.

        A legal entity (including any of the Parties as applicable) shall be deemed to have knowledge of a particular fact if any of the directors, executive officers or other executives or officers of the legal entity has knowledge or should reasonably have knowledge of that fact.

    15.2.        Expenses. Each party shall bear its legal fees and any other fees incurred by it in connection with the transaction hereunder, including in connection with the negotiations, due diligence and preparation of this Agreement.

    15.3.        Notices. All notices, demands and other communications hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if delivered personally or if mailed by certified or registered mail, return receipt requested, postage prepaid, or if sent by overnight courier, or sent by written telecommunication, as follows:If to the Buyer, to:

B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon Lezion POB 198 75101, Israel

Attention: Chief Financial Officer
Facsimile:    (972) 3 954-1000

with a copy to:

Amit, Pollak, Matalon & Co.
NITSBA Tower, 17 Yitzhak Sadeh Street,
19th Floor
Tel Aviv 67775
Attention: Shlomo Landress, Adv.

Facsimile: (972) 3 568-9001

If to the Seller, to:

Dimex Systems (1998) Ltd
Ha'kidma 63, Hertzliya
Facsimile:    (972) 9-9571714
Attn: Gabi Jacobs

With a copy to:
Gabi Jacobs
Ha'kidma 63, Hertzliya
Facsimile:    (972) 9-9571714

and to;

Shibolet & Co.
Museum Tower, 4 Berkowitz St.
Tel-Aviv, 64238 Israel
T: +972-3- 777-8290
F: +972-3- 777-8444
Attention: Ofer Manor, Adv.

Any such notice shall be effective (a) if delivered personally, when received, (b) if sent by reputable courier, the date of delivery by such courier, and (c) if sent by facsimile, when transmitted with written confirmation of transmission having been received.

    15.4.        Entire Agreement. This Agreement contains the entire understanding of the parties, supersedes all prior agreements and understandings relating to the subject matter hereof and shall not be amended except by a written instrument hereafter signed by both of the parties hereto.

    15.5.        Governing Law. The validity and construction of this Agreement shall be governed by and construed in accordance with the laws of the State of Israel. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court of Tel Aviv-Jaffa district only, and each of the parties hereby submits irrevocably to the exclusive jurisdiction of such court.

    15.6.        Sections and Section Headings. The headings of sections and subsections are for reference only and shall not limit or control the meaning thereof.

    15.7.        Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor the obligations of any party hereunder shall be assignable or transferable by such party without the prior written consent of the other party hereto; provided, however, that nothing contained in this Section 15.7 shall prevent the Buyer, without the consent of the Sellers from: (i) transferring any of the Acquired Assets held by it, or by any of its subsidiaries, to an Affiliate of the Buyer, as long as such Affiliate undertakes towards Sellers in writing to guarantee Buyer’s obligations hereunder; and (ii) assigning all of its rights and liabilities hereunder in the framework of a merger or a transaction for the sale of all or substantially all of Buyer’s assets, provided that the surviving or purchasing entity assumes in writing all of Buyer’s obligations hereunder and provides Sellers with reasonably sufficient assurances for the payment of the outstanding Purchase Price to Sellers.

    15.8.        Severability. In the event that any covenant, condition, or other provision herein contained is held to be invalid, void, or illegal by any court of competent jurisdiction, the same shall be deemed to be severable from the remainder of this Agreement and shall in no way affect, impair, or invalidate any other covenant, condition, or other provision contained herein.

    15.9.        Further Assurances. The parties agree, without any additional consideration, to take such reasonable steps and execute such other and further documents as may be necessary or appropriate to cause the terms and conditions contained herein to be carried into effect.

    15.10.        Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    15.11.        Best efforts to Satisfy Closing Conditions. The Seller and the Buyer will use their best efforts to effect the Closing, as set forth herein. In no event will either party bear any liability whatsoever (whether vis-à-vis the other party or any third parties) in the event that it will elect not to consummate the transactions contemplated herein if one or more of the conditions to effect the Closing hereunder is not fully satisfied in a timely manner.

    15.12.        Publicity. Except as is necessary for governmental notification purposes or to comply with applicable laws and regulations or to enforce its rights under this Agreement, and except as otherwise agreed to by the parties hereto in writing, the Sellers shall (a) keep the material terms of this Agreement confidential and (b) until the Closing the parties will coordinate together any public announcement relating to the transactions contemplated by this Agreement, including the text and the exact timing of any such announcement.

        The Sellers acknowledges that the Buyer is a public company traded on NASDAQ and on the TASE and is subject to strict reporting requirements. On request, Seller shall fully and timely provide the Buyer (in addition to the financial statements specified in Section 4.2.1(l)) with all information in their possession or control required by the Buyer to meet all reporting requirements, including without limitation any and all financial information and financial statements.

    15.13        Interpretation. Words such as “herein”, “hereinafter”, “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a section or paragraph in which such words appear, unless the context otherwise requires. The singular shall include the plural, unless the context otherwise requires. Whenever the word “include”, “includes” or “including”appears in this Agreement, it shall be deemed in each instance to be followed by the words “without limitation.”

    15.14        Rules of Construction. The parties agree that they have participated equally in the formation of this Agreement and that the language and terms of this Agreement shall not be construed against any party by reason of the extent to which such party or its professional advisors participated in the preparation of this Agreement.

        IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties hereto have caused this Agreement to be duly executed and delivered as of the date and year first above written.

B.O.S BETTER ONLINE SOLUTIONS LTD. By: —————————————— Name: Title:	DIMEX SYSTEMS (1988) LTD. By: —————————————— Name: Title:

DIMEX HAGALIL LTD. By: —————————————— Name: Title:

Intermec (Dimex Group) Ltd. hereby represents that pursuant to a merger agreement with DS, all of its rights, assets and activities in connection with the Business or the Acquired Assets have been transferred to DS, and hereby agrees to guarantee all of Sellers’ undertakings and obligations hereunder, and to the extent required to take any action in order to allow Sellers to comply with their obligations herein and effect the aforementioned transactions.

—————————————— By: ____________ Title: ____________

BOScom Ltd. and Dimex Hagalil Projects (2008) Ltd. (jointly and severally) agree to guarantee all of Buyer’s undertakings and obligations hereunder, and to the extent required to take any action in order to allow Buyer to comply with its obligations herein and effect the aforementioned transactions.

—————————————— By: ____________ Title: ____________

—————————————— By: ____________ Title: ____________

Dimex Holdings (1998) Ltd agrees to guarantee all of Sellers’ undertakings and obligations hereunder up to 87% of the Purchase Price actually received by the Sellers under this Agreement.

—————————————— By: ____________ Title: ____________